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German American Bancorp                      1ST BANCORP
George W. Astrike, Chairman & CEO            C. James McCormick, Chairman & CEO
Mark A. Schroeder, President                 Frank Baracani, President
(812) 482-1314                                        (812) 885-2255


                                             GERMAN AMERICAN BANCORP AND 1ST
                                             BANCORP ANNOUNCE SIGNING OF MERGER
                                             AGREEMENT

         JASPER,  INDIANA -- AUGUST 6, 1998 -- German American  Bancorp (NASDAQ:
GABC), headquartered in Jasper, Indiana, and 1ST BANCORP (NASDAQ: FBCV), headquartered in Vincennes, Indiana, jointly announced today that they have signed a definitive agreement providing for the merger of 1ST BANCORP, a $260 million banking company, with and into German American Bancorp. The agreement supersedes the previously-announced letter of intent between the parties.

         Under the terms of the agreement, the shareholders of 1ST BANCORP would receive shares of common stock of German American with a targeted aggregate market value of $57,120,000 (based on market prices of German American common stock during a period of 15 trading days ending on the second trading date preceding closing) in a tax-free exchange, or approximately $50.94 per 1ST BANCORP share (assuming exercise of all outstanding options). If the German American share price is less than $28 per share or more than $33 per share during the valuation period, however, then the number of shares to be issued in the transaction will be based on a minimum or maximum share price, as the case may be, of $28 or $33. Accordingly, to the extent that German American's share price during the valuation period is less than $28 or more than $33, then the market value of the transaction could vary from the targeted value. German American's common stock closed on the Nasdaq National Market System on August 5, 1998, at $28.75 per share.

         The proposed merger is subject to the approval of 1ST BANCORP's and German American's shareholders as well as the approval of the appropriate bank regulatory agencies; receipt of a fairness opinion and other conditions. The parties contemplate that the merger will become effective during the first quarter of 1999. 1ST BANCORP has also signed a Stock Option Agreement with German American, giving German American an option to purchase up to 19.9% of 1ST BANCORP's outstanding shares, exercisable at $50.94 per share upon the occurrence of certain events that create the potential for another party to acquire control of 1ST BANCORP.

         Following the completion of the transaction, C. James McCormick, Chairman of the Board and Chief Executive Officer of 1ST BANCORP, will join the Board of Directors of

                                                        -1-

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German American Bancorp.

         1ST BANCORP's subsidiaries include First Federal Bank, A Federal Savings Bank; First Financial Insurance Agency, Inc.; and First Title Insurance Company, Inc. First Federal Bank operates a loan origination office in Evansville, Indiana. First Financial Insurance Agency has offices in Vincennes and Princeton, Indiana. Following the merger, First Federal Bank and 1ST BANCORP's insurance subsidiaries will remain intact as wholly owned direct or indirect subsidiaries of German American and will continue to serve their existing markets from their present facilities.

         Upon completion of the merger, German American Bancorp, a Jasper based multi-bank holding company, will have total assets of approximately $850 million and will operate five bank subsidiaries with a total of 26 banking offices within eight contiguous counties in Southwest Indiana. Its stock is traded on NASDAQ's National Market System under the symbol GABC.